Exhibit 99-1
                                                                    ------------


[LOGO OMITTED]  Koor Industries Ltd.



KOOR INDUSTRIES LTD. REPORTS CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2005

o    Net Income for full year 2005 - $68.0 million, up 116% from last year
o Net Income for fourth quarter 2005 - $24.6 million, substantially higher than $3.8m last year
o    Public and private holdings presented strong annual performance compared to
     2004

ROSH HA'AYIN, Israel - March 22, 2006 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the fourth quarter and full year ended December 31, 2005.

FULL YEAR 2005 RESULTS
Net income for the full year was $68.0 million or $4.11 per diluted ordinary share and $0.82 per American Depositary Share ("ADS"), up 116% from $31.5 million or $1.92 per diluted ordinary share and $0.38 per ADS last year.

Summarizing the year, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "We are pleased to present another strong fiscal year for the Koor group, both due to the steady improvement in our assets, private and public, and the capital gains recorded following several successful exits. During the year we completed Israel's largest private sector defense transaction, and, since the second part of the year, have been actively reviewing potential investments. Looking ahead we expect to continue to promote growth both internally and by identifying new investments".

Commenting on the results, Jonathan Kolber added: "Our joint collaboration with our portfolio companies' management continues to bear fruit this year. Makhteshim Agan continues to present growth and impressive results. ECI Telecom continues to generate substantial growth both relative to 2004 and especially relative to the industry, while generating substantial cash. Elbit Systems boasts record orders backlog and strong operating cash flow, and we look forward to taking advantage of the inherent synergies of Israel's large defense group merger. We continued to focus Telrad Networks on its core business, generating growth and improved profitability, while divesting non-core business. Finally, this year, Sheraton Moriah hotel chain benefited from the increased tourism, as well as the efficiency measures and financial restructuring we initiated in the company.

Ran Maidan, Senior Vice President and Chief Financial Officer of Koor Industries commented on the financial performance of the group: "Koor's net income for 2005 increased 116% to $68.0 million. Net income for the quarter increased substantially to $24.6 million, compared to $3.8 million last year. Makhteshim Agan's annual revenues increased 13% to $1,741 million, and annual net income increased 24% crossing the $200 million mark reaching $205.5 million. ECI generated a strong 27% increase in annual revenues reaching $630 million, and continues to generate strong cash flows, ending the year with $245m excess cash. Elbit Systems generated revenues of $1,070 million, crossing, for the first time, the billion dollar mark, and presented a healthy backlog of $3.35 billion at the end of the year. Following our decision to further focus Telrad's activities, Telrad divested its business systems subsidiary - Telrad Connegy. Excluding the impact of this divested subsidiary, Telrad presented, for the first time in several years, quarterly revenue growth, improved profit margins, breaking even.

Ran Maidan, added: "This year was a very productive year for the Koor group. This year we completed the defense merger between Elbit Systems, Elisra Defense Group and Tadiran Communications. This transaction contributed $135 million to our annual cash flow, which, in turn, contributed to the decline in our net debt from $435 million at the end of 2004 to $207 million today. In conjunction with reducing our net debt, we diversified our financial resources by issuing debentures and refinancing our bank debt at substantially better terms. Koor currently has $150 million of cash resources, as well as additional bank credit facilities. These resources will enable us to initiate new investments and to enhance our portfolio".

FOURTH QUARTER 2005 RESULTS
Net income for the fourth quarter was $24.6 million or $1.48 per diluted ordinary share and $0.30 per American Depositary Share ("ADS"), compared to $3.8 million or $0.23 per diluted ordinary share and $0.05 per ADS for the fourth quarter last year, a substantial increase.

Koor's net income for the fourth quarter included $31 million income relating to the completion of the defense transaction with Elbit Systems: capital gains totaled $42 million, net of $11 million in respect of Koor's share in the losses of the Elisra Defense Group and Tadiran Communications. The capital gain includes $ 31 million on the sale of 70% of Elisra and $11 million on the sale of 14% of Tadiran Communications.

Additional one time items recorded during the quarter and the full year included capital gains following the Initial Public Offering of Scopus Video Networks on NASDAQ, the sale of 15.9 million shares of Makhteshim Agan and the accelerated conversion of convertible debentures at Makhteshim Agan. These capital gains were partially offset by various charges relating to Telrad Networks restructuring including the impending sale of Telrad's subsidiary - Connegy, and charges relating to the decline in value of Koor Trade, and its investment in Balton CP, and in Koor Corporate Venture Capital's investment portfolio.

In 2005 Koor accounted for Makhteshim Agan and Telrad's results according to the equity method. Therefore, while Koor's financial results for 2005 are not comparable to the results for 2004 on a line-by-line basis, the net income contribution of both holdings to Koor remains comparable.

RESULTS OF KEY HOLDINGS*

Makhteshim-Agan Industries (31%, TASE: MAIN, recorded according to equity method; consolidated during 2004) Revenues for 2005 totaled $1,740.7 million, a 13% increase compared to $1,539.7 million for 2004. Operating profit for the year totaled $331.1 million, compared to $289.2 million in 2004. Net profit for 2005 totaled $205.5 million, compared to $165.5 million in 2004, a 24% increase.

Revenues for the fourth quarter totaled $405.1 million, a slight decline compared to $410.4 million for the same period in 2004. Operating profit for the quarter was $66.3 million, compared to $70.4 million for the same period in 2004. Net profit for the quarter totaled $47.1 million, compared to $42.5 million for the fourth quarter of 2004, an 11% increase.

ECI Telecom (30%, NASDAQ: ECIL, recorded according to equity method; in accordance with US GAAP) Revenues for 2005 totaled $629.9 million, a 27% increase compared to $496.7 million in 2004. Operating income for the year totaled $40.6 million, compared to $14.4 million in 2004. Net profit for 2005 totaled $39.9 million, compared to $10.2 million (including ECTel) in 2004.

Revenues for the fourth quarter totaled $169.1 million, a 21% increase compared to $139.7 million in the fourth quarter of 2004. Operating income for the quarter totaled $6.9 million, compared to $7.0 million in the fourth quarter of 2004. Net profit for the quarter totaled $7.6 million, compared to a net profit of $8.9 million in the fourth quarter last year.

DEFENSE ELECTRONICS
During the fourth quarter Koor completed the sale of its holdings in the Elisra Defense Group (70%) and Tadiran Communications (14%). Following completion of the transaction Koor's sole investment in the defense sector is 7.7% in Elbit Systems. Elisra's results, in all periods presented, were reclassified as 'discontinued operations'.

Elbit Systems (7.7%, NASDAQ: ESLT, recorded according to cost method since Q2
2005) Revenues for 2005 totaled $1,069.9 million, a 14% increase compared to $939.9 million in 2004. Operating profit for the year totaled $67.3 million, compared to $65.7 million in 2004. Net profit for the year totaled $32.5 million, compared to $51.9 million for 2004.

Excluding one-time charges related to the purchase of the Tadiran Communications and Elisra shares, Elbit Systems' net income in 2005 was $51.1 million, as compared to net income of $52.9 million in 2004.


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

Revenues for the fourth quarter totaled $321.8 million, a 19% increase compared to $270.8 million for the same period in 2004. Operating profit for the quarter was $12.4 million, compared to $17.2 million in the same period in 2004. Net loss for the quarter totaled $5.7 million, compared to a $13.0 million net profit for the fourth quarter of 2004.

Telrad Networks (61% - recorded according to equity method since Q3 2005; during 2004 - consolidated)
Revenues for 2005 totaled $83.7 million, compared to $85.8 million for full year 2004. Net loss from continuing operations for the year totaled $13.7 million, compared to a $31.3 million net loss in 2004, a substantial improvement. Revenues for the fourth quarter totaled $23.4 million, an 11% increase compared to $21.0 million for the fourth quarter of 2004. Net profit from continuing operations for the quarter was break even, compared to a $17.4 million net loss in the fourth quarter of 2004, a substantial improvement.

The above-mentioned results for the quarter and full year exclude the results of Connegy, a Telrad subsidiary which was divested during the first quarter of 2006, and whose results were reclassified under 'discontinued operations'. Including the results of Connegy, Telrad's net loss for the quarter totaled $8.5 million, compared to a net loss of $18.4 million in the fourth quarter last year. Net loss for the year, including the results of Connegy, totaled $26.3 million, compared to a net loss of $34 million in 2004. Results for the year included several one time items recorded in the first quarter of 2005 including restructuring charges.

* Our Key Holdings' results are presented as published. Differences may occur during consolidation given accounting principles and currency translation differences.

* The results of the companies reporting in New Israeli Shekels (NIS) were converted to US$ using the NIS\$ conversion rate as at December 31, 2005 of NIS 4.603.

Conference call details:
Date:                   March 22, 2006
Time:                   10:00 am EDT (15:00 UK, 17:00 Israel)
United States phone:    1-866-860-9642   Canada phone:            1-866-485-2399
UK phone:               0-800-917-5108   Israel or International: 972 3 918-0600

Replay no. (until April 20 2005): 1-888-269-0005 (US), +972 3 925-5929
(International) or on Koor's website under 'Investor Relations' - www.koor.com
                                                                  ------------

*********************    Financial    Tables    Follow    *********************
About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications and technology through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks, ECTel (NASDAQ: ECTX) and Scopus Video Networks (NASDAQ: SCOP); in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in the defense industry through Elbit Systems (NASDAQ: ESLT); and start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Ran Maidan - Senior Vice President and Chief Financial Officer, Koor Industries, Tel. +972 3 9008-310
or Fiona Darmon - Vice President Investor Relations, Koor Industries,
Tel. +972 3 9008-417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings. The Company does not undertake to (and expressly disclaims any obligation to) update any such forward-looking statements.


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





Koor Industries Ltd.                                    (AN ISRAELI CORPORATION)
--------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations for the Year Ended


                                                                         2005                   2004(i)(ii)         2003 (i)(ii)
                                                                 ---------------------- ---------------------- ---------------------
                                                                                      Convenience translation
                                                                                      -----------------------
                                                                                    (U.S. dollars in thousands)
                                                                                    ---------------------------
Revenues and earnings:
---------------------
Revenue from sales and services                                                214,726              1,739,651             1,377,064
Group's equity in the operating results of investee                             78,978                 -7,617               -25,359
companies, net
Other income, net                                                               48,491                      -                     -
                                                                 -------------------------------------------------------------------
Total Income and Profits                                                       342,195              1,732,034             1,351,705

Expenses and losses:
-------------------
Cost of sales and services                                                     174,160              1,146,560               918,810
Selling and marketing expenses                                                  19,367                231,602               181,411
General and administrative expenses                                             35,621                100,010                83,520
Other expenses, net                                                                  -                 15,727                42,198
Financing expenses, net                                                         39,747                 59,110                51,377
                                                                 -------------------------------------------------------------------
Total Expenses and losses                                                      268,895              1,553,009             1,277,316

Earnings before income tax                                                      73,300                179,025                74,389

Income tax                                                                     -17,532                -59,164               -20,390
Minority interest in consolidated companies'                                     1,985                -93,617               -44,972
results, net
                                                                 -------------------------------------------------------------------
Net earnings from continuing operations                                         57,752                 26,244                 9,027

Net earnings from discontinued operations                                       10,945                  5,255                 1,045
Cumulative effect as of the beginning of                                          -663                      -                     -
year of change in accounting method
                                                                 -------------------------------------------------------------------
Net earnings for the year                                                       68,034                 31,499                10,072
                                                                 ===================================================================

Basic and diluted earnings (loss) per
ordinary share
From continuing operations                                                        3.49                   1.60                  0.57
From discontinued operations                                                      0.66                   0.32                  0.07
From cumulative effect of change in
accounting method                                                                -0.04                      -                     -
                                                                 -------------------------------------------------------------------
Net earnings for the year                                                         4.11                   1.92                  0.64


(i)  See Note 1B in Koor Industries' 2005 Consolidated Financial Statements relating to reclassification of statement of operations


(ii) See Note 3B(2) relating to the discontinuance of consolidation of Makhteshim Agan Industries, and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks, in Koor Industries' 2005 Consolidated Financial Statements



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


Koor Industries Ltd.                                    (AN ISRAELI CORPORATION)
--------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet as at December 31


                                                                                                2005                     2004(i)
                                                                                -------------------------------------------------
                                                                                            Convenience translation
                                                                                          (U.S. dollars in thousands)
Assets
Current assets:
Cash and cash equivalents                                                                        69,259                   63,285
Short-term deposits and investments                                                             117,567                   80,847
Trade receivables                                                                                20,322                  382,294
Other receivables                                                                                19,104                  105,029
Inventories and work in progress, net                                                            19,750                  468,968
Assets designated for sale                                                                           -                     9,073
                                                                                -------------------------------------------------
Total current assets                                                                            246,002                1,109,496

Investments and Long-Term Receivables
Investments in affiliates                                                                       579,664                  288,130
Other investments and receivables                                                               118,838                   85,328
                                                                                -------------------------------------------------
Total Investments and Long-Term Receivables                                                     698,502                  373,457

Fixed assets, net                                                                               157,855                  588,552
Intangible assets, deferred tax assets and deferred expenses                                      4,228                  504,283
Assets relating to discontinued operations                                                       43,193                  276,559
                                                                                -------------------------------------------------
Total Assets                                                                                  1,149,780                2,852,347
                                                                                =================================================

Liabilities and Shareholders' Equity
Current liabilities:
Credits from banks and others                                                                    59,120                  360,026
Trade payables                                                                                   19,901                  338,371
Other payables                                                                                   44,164                  238,725
Customer advances                                                                                 4,767                    6,070
                                                                                -------------------------------------------------
Total current liabilities                                                                       127,952                  943,192

Long-term liabilities
Long-term bank loans                                                                            337,856                  466,605
Other long-term loans                                                                            11,763                   24,207
Debentures                                                                                       84,913                  140,387
Deferred taxes                                                                                       17                   50,876
Liability for employee severance benefits, net                                                      839                   33,140
                                                                                -------------------------------------------------
Total long-term liabilities                                                                     435,388                  715,215

Liabilities relating to discontinued operations                                                  34,771                  214,180
Convertible debentures of consolidated company                                                        -                   35,866
Minority Interest                                                                                12,324                  536,232
Shareholders' Equity                                                                            539,345                  407,662
                                                                                -------------------------------------------------
Total Liabilities and Shareholders' Equity                                                    1,149,780                2,852,347
                                                                                =================================================


(i)  See Note 3B(2) relating to discontinuance of consolidation of Makhteshim Agan Industries, and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks, in Koor Industries' 2005 Consolidated Financial Statements






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